Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On October 1, 2007, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

CBOE’S SEPTEMBER VOLUME INCREASES 28 PERCENT;

CBOE Expands Suite Of Volatility Product Offerings

CHICAGO, October 1, 2007 — The Chicago Board Options Exchange (CBOE) announced today that trading volume during September totaled 67,222,957 contracts traded, representing an increase of 28% over the 52,497,931 contracts traded in September 2006.

Total equity options volume for the month of September at CBOE was 34.4 million contracts, up from 30.1 million in September 2006.  Total volume in index and ETF options volume reached 32.7 million contracts, up 46% from September 2006’s volume of 22.3 million contracts.  Year-to-date, CBOE’s total volume is 685.9 million contracts through September, while average daily volume is 3.6 million contracts, an increase of 38% over the same period in 2006.

	Sept 2007 Volume (19 days)	% Change vs Sept 2006 (20 days)	% Change vs Aug 2007 (23 days)	Year-To-Date Volume (187 days)	% Change vs 2006 (188 days)
Industry Total	203,411,204	28%	-31%	2,022,795,034	37%
CBOE Total	67,222,957	28%	-36%	685,978,738	38%
Avg Daily Vol	3,538,050	35%	-23%	3,668,335	38%
Equity	34,480,794	15%	-30%	362,810,403	27%
Index & ETF	32,741,714	46%	-42%	323,163,076	51%
ETF (only)	15,431,177	58%	-46%	151,385,450	55%
Open Interest	265,143,833	24%	-5%	—	—

CBOE’s 33% Market Share Leads Industry in September

In September, CBOE’s market share of total industry volume was 33.05%.  This was a decrease of more than 2.8 percentage points from August 2007.  Year-to-date, CBOE’s total market share of 33.9% is up slightly from the same period in 2006.

CBOE Market Share	Sept 2007 Market Share	% Change vs Sept 2006	% Change vs August 2007	Year-To-Date Market Share	% Change vs 2006
Exchange	33.05%	+.03%	-2.8%	33.9%	.26%
Equity	25.85%	-.63%	-1.9%	26.1%	-.21%

•                          The top five most actively traded equity options during September were Apple Inc. (AAPL), General Motors Corporation (GM), Home Depot, Inc. (HD), Research in Motion Limited (RIMM) and Countrywide Financial Corporation (CFC).

•                          The top five most-actively traded index and ETF options at CBOE during September were S&P 500 Index (SPX), iShares Russell 2000 Index Fund (IWM), Standard & Poor’s Depositary Receipts (SPY),  Power Shares QQQ Trust (QQQQ), and CBOE Volatility Index (VIX).

Page 2/4  CBOE September 2007 Volume Summary

•                          Average daily volume in VIX options during September was 121,862 contracts, making VIX options the, fifth most actively traded product at CBOE during the month.  Total volume for the month in VIX options was 2,315,379 contracts.

•                          On Thursday, September 27, CBOE launched options on the CBOE Nasdaq-100 Volatility Index (VXN) and the CBOE Russell 2000 Volatility Index (RVX).  These two new contracts expand the suite of volatility products offered exclusively at CBOE and the CBOE Futures Exchange (CFE).  CBOE will now offer options on three of CBOE’s volatility benchmarks, as VXN and RVX options will join the popular CBOE Volatility Index (VIX) options.  At the CBOE Futures Exchange, futures on the CBOE Nasdaq-100 Volatility Index (VXN) and the CBOE Russell 2000 Volatility Index (RVX) began trading on July 6, 2007.  CFE’s other volatility products include: futures on the CBOE Volatility Index (VIX) and the CBOE DJIA Volatility Index (VXD), as well as CBOE S&P 500 3-month (VT) and CBOE S&P 500 12-month Variance (VA) futures.

•                          Volume at the CBOE Futures Exchange (CFE) was 84,680 contracts traded during September, an increase of 141% over September 2006.  Average daily volume for September was 4,457 contracts.  Volume in CBOE Volatility Index (ticker VIX) futures was 76,864 contracts traded and CBOE DJIA Volatility Index (ticker DV) with 3,420 contracts traded.  The CFE’s new products, futures on the CBOE Russell 2000 Volatility Index (ticker VR) totaled 2,192 contracts, while futures on the CBOE NASDAQ-100 Volatility Index (ticker VN) totaled 151 contracts.

•                          During September, volume at the CBOE Stock Exchange (CBSX) totaled 90,825,067 million shares, a decrease of 46% over the 168.2 million shares traded in August.  Average daily volume at CBSX was 4.7millionshares and a total of 7865 trades were executed during September.  CBSX launched on March 5, 2007.

•                          During September, five CBOE memberships, or seats, traded at prices ranging from $2,350,000 (September 11, 2007) to $2,450,000 (September 20, 2007), which was shy of the all-time high of $2,700,000 set on August 6, 2007.  Year-to-date, a total of 75 CBOE seats have traded.

CBOE Individual Index Volume Figures For September 2007

Symbol	Product	Total Volume	% Change vs Sep 06	% Change vs Aug 07	Open Interest	% Change vs 2006
SPX	S&P 500 Index	12,036,824	44%	-36%	9,584,387	17%
VIX	CBOE Volatility Index (options)	2,315,379	436%	-35%	1,550,979	93%
SPY	Standard & Poor’s Depositary Receipts (SPDRs)	3,824,020	113%	-48%	10,283,509	111%
XSP	Mini-S&P 500 Index	21,488	-74%	-75%	738,957	-11%
OEX	S&P 100 Index (American-Style Exercise)	995,710	-24%	-39%	331,412	-29%
XEO	S&P 100 Index (European-Style Exercise)	186,078	-58%	-2%	127,353	-48%
DJX	Dow Jones Industrial Average	426,351	-27%	-44%	715,393	-5%

DIA	DIAMONDS Trust, Series 1	613,451	30%	-42%	1,835,447	56%
NDX	Nasdaq-100 Index	398,063	-20%	-46%	483,545	-5%
MNX	CBOE Mini-NDX Index (based on Nasdaq-100)	252,902	-37%	-53%	1,865,742	-1%
QQQQ	Power Shares QQQ Trust	2,721,290	14%	-42%	9,899,133	29%
RUT	Russell 2000 Index	563,262	331%	-51%	1,635,506	166%
RVX	CBOE Russell 2000 Volatility Index (options)	3620	—	—	3620	—
IWM	iShares Russell 2000 Index Fund	5,736,781	59%	-46%	9,093,733	36%
SMH	Semiconductor HOLDRs Trust	54,632	-79%	-66%	916,946	-16%
OIH	Oil Services HOLDRs Trust	242,767	0	-44%	726,849	28%
EEM	iShares MSCI Emerging Markets Index	506,431	174%	-40%	833,622	255%
XLF	Financial Select SPDR	397,175	463%	-68%	3,112,924	219%
XLE	Energy Select SPDR	159,380	-47%	-39%	1,246,621	1%

CBOE, the largest U.S. options exchange and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com.

CBOE Contacts:

Debbie Baratz	Gary Compton
(312) 786-7123	(312) 786-7612
baratz@cboe.com	comptong@cboe.com

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO® and OEX® are registered trademarks of Chicago Board Options Exchange, Incorporated. SPXSM, XSPSM MNXSM, CBSXSM and CBOE Stock ExchangeSM are service marks of Chicago Board Options Exchange, Incorporated.  The methodology of the CBOE Volatility Indexes (VIX, VXD, VXN, RVX) is owned by CBOE and may be covered by one or more patents or pending patent applications. CFESM and CBOE Futures Exchange are service marks of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc.  Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement.  The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq-100 Index Tracking StockSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “HOLding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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